


16013508
60
PUBLIC
RECEIVED
SECURITIES AND EXCHANGE COMMISSION

UNITED STATES
TIES AND EXCHANGE COMMISSION
VASHINGTON, DC 20549
IUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
OMB NUMBER: 3235-0123
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SEC FILE NUMBER
8- 65337

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Maxim Group LLC

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

20 Crossways Park Drive North, Suite 304
(No. and Street)

Woodbury	New York	11797
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy G. Murphy (212) 895-3863
(Area Code -Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wagner & Zwerman LLP
(Name-if individual state last, first, middle name)

450 Wireless Boulevard	Hauppauge	New York	11788
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent publlic accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (6-02) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB control* number

Oath or Affirmation

I, Timothy G. Murphy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxim Group LLC as of December 31, 2015 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NILDA GONZALEZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01GO6039399
Qualified in New York County
My Commission Expires July 24, 2018

Notary Public

Signature

Chief Financial Officer
Title

This report ** contains (check all applicable boxes):

X	(a)	Facing page.
X	(b)	Statement of Financial Condition.
	(c)	Statement of Income (Loss).
	(d)	Statement of Changes in Financial Condition.
	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAXIM GROUP LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2015

MAXIM GROUP LLC

TABLE OF CONTENTS

DECEMBER 31, 2015

WAGNER & ZWERMAN LLP

Certified Public Accountants

Mark Wagner, CPA
Andrew M. Zwerman, CPA
Vincent J. Preto, CPA
John Antinore, CPA
MaryAnn Ciccarelli, CPA

450 Wireless Blvd, Hauppauge, NY 11788
Phone: 631-777-1000 Fax: 631-777-1008
E-mail: staff@wzcpafirm.com

Report of Independent Registered Public Accounting Firm

To the Members of
Maxim Group LLC
New York, NY

We have audited the accompanying statement of financial condition of Maxim Group LLC as of December 31, 2015, and the related notes to the financial statements. This financial statement is the responsibility of Maxim Group LLC's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Maxim Group LLC as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Wagner & Zwerman LLP

WAGNER & ZWERMAN LLP
Certified Public Accountants
Hauppauge, NY
February 25, 2016

MAXIM GROUP LLC
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2015

ASSETS

Cash and cash equivalents		$ 13,382,680
Deposit with clearing broker		505,000
Receivables from broker-dealers and clearing organizations		6,683,593
Securities owned, at fair value		22,068,121
Employee forgivable loans		923,238
Prepaid expenses		428,943
Goodwill		2,946,806
Security deposits, officers' loans receivable and other assets		1,067,001
Furniture and office equipment	$ 109,054	
Leasehold improvements	630,467	
	739,521	
Less accumulated depreciation	(670,022)	
Total property and equipment		69,499
Total assets		$ 48,074,881

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Securities sold, not yet purchased, at fair value	$ 19,327,675
Accounts payable, accrued expenses, and other liabilities	11,900,679
	31,228,354
Members' equity	16,846,527
Total liabilities and members' equity	$ 48,074,881

The accompanying notes are an integral part of these financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2015

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Maxim Group LLC ("the Company") is a securities broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was created on April 11, 2002 and began business on October 23, 2002. The Company clears its securities transactions on a fully disclosed basis through a clearing broker. The Company's main office is located in New York City, New York, and other offices are maintained in Woodbury, New York, Red Bank, New Jersey, Boca Raton, Florida, Lafayette, California and Center Valley, Pennsylvania. The Company conducts business in all fifty states, Puerto Rico, and Washington, D.C. As of November 30, 2015, the Company closed its Boston, Massachusetts office.

The Company is a New York Limited Liability Company owned 92% by Maxim Partners LLC and 8% by MJR Holdings, Inc. The Company has fifty-three non-equity members, as discussed in Note 9. Maxim Partners LLC is owned by MJR Holdings LLC and individual minority interests. The members of MJR Holdings LLC and the Class A members of Maxim Partners LLC make up the executive management of the Company.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of the major accounting policies is presented to assist the reader in evaluating the financial statements and other data contained herein.

BASIS OF ACCOUNTING

The Company's policy is to prepare its financial statements on the accrual basis of accounting in accordance with generally accepted accounting principles.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

CASH EQUIVALENTS

The Company has defined cash equivalents as highly liquid investments with original maturities of less than three months.

RECEIVABLES

Receivables from clearing organizations are recorded based on trade-date, while other receivables are recorded when earned and when the amount is reasonably determinable. All receivables are stated at the amount management expects to collect on current outstanding balances. Management evaluates collectability of receivables periodically and adjusts the balance to the amount it expects to collect. Management believes its risk of loss on currently recorded receivables is minimal and, accordingly, no allowance for doubtful accounts has been provided.

SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Securities are recorded at fair value as more fully disclosed in Note 5.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost and is depreciated using the straight line method over their estimated useful lives which are 5-7 years for furniture and equipment and the shorter of the lease term or the estimated useful life for leasehold improvements. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in the results of operations.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

GOODWILL

The Company has adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2011-08, *Intangibles – Goodwill and Other (Topic 350): Testing Goodwill for Impairment* effective December 31, 2012. Pursuant to the provisions of this ASU, management now performs a qualitative assessment of goodwill impairment to assess the need to perform the traditional quantitative impairment test as previously required by generally accepted accounting principles.

Management now first considers qualitative factors to determine whether it is more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying value. If, based on facts and circumstances, management determines that it is more likely than not that the fair value of the reporting unit is less than its fair value, then management performs a quantitative impairment assessment. The quantitative assessment requires management to compare the fair value of the reporting unit to which goodwill relates to that unit's carrying value. If the fair value exceeds its carrying value, then no impairment is recorded. If the fair value is below the carrying value, then an impairment loss is recorded for the excess of the carrying value over the implied fair value of goodwill. However, if management determines that it is not more likely than not that the fair value of the reporting unit is less than its carrying value, then goodwill is not deemed impaired and management is not required to perform the quantitative impairment test.

Management has evaluated all significant facts and circumstances existing as of the date of the financial statements and has determined that it is not more likely than not that the fair value of the reporting unit to which goodwill relates is less than its carrying amount, and, accordingly, no impairment has been recorded.

COMMISSION INCOME

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INVESTMENT BANKING AND UNDERWRITING INCOME

Investment banking and underwriting revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Investment banking revenues also include fees earned from providing merger-and-acquisition and financial restructuring advisory services. Investment banking revenues are earned when the Company serves as the lead underwriter in the offering. Underwriting revenues are earned when the Company serves as an underwriter on an offering and another firm is the lead. Investment banking management fees, sales concessions, and underwriting fees are all recorded on the trade date, or at the time the income is reasonably determinable.

INCOME TAXES

The Company was formed under the laws of New York as a Limited Liability Company. In lieu of Company income taxes, the members of a Limited Liability Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal and state income taxes has been included in these financial statements. The Company is obligated to pay New York City Unincorporated Business Tax on its net income allocable to New York City, and other miscellaneous taxes to various states. Provision for these taxes is included in the Statement of Income.

Accounting principles generally accepted in the United States requires management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if it has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - (Continued)

INCOME TAXES – (Continued)

The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes that the Company's federal, New York State, New York City, Massachusetts and Florida income tax returns prior to 2012, as well as the New Jersey and California income tax returns prior to 2011 are no longer subject to examination, based on the normal statutory periods subject to audit, notwithstanding any events or circumstances that may exist, which could expand the open period.

SUBSEQUENT EVENTS

The Company has evaluated events and transactions that occurred through February 25, 2016, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

NOTE 3: EMPLOYEE FORGIVEABLE LOANS

Throughout the year, the Company made advances to some of its registered representatives. Pursuant to the registered representatives' employment agreements, the Company forgives a portion of these advances as the registered representatives earn commissions, each month over the duration of employment, and records the amounts forgiven as compensation to the registered representatives. If the registered representatives prematurely terminate their employment with the Company, the remaining un-forgiven balance becomes immediately payable to the Company by the registered representative. These agreements are in writing and are signed by the registered representatives and the Company. Interest is accrued on these advances, at various rates, and the amount forgiven and recorded as compensation includes both principal and interest.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 4: RECEIVABLE FROM AND PAYABLE TO BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from and payable to broker-dealers and clearing organizations at December 31, 2015, consist of the following:

	Receivable	Payable
Receivable from clearing organizations	$ 5,104,763	$ 0
Fees and commissions receivable	1,578,830	0
Total	$ 6,683,593	$ 0

NOTE 5: FAIR VALUE

Fair Value Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- *Level 1.* Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
- *Level 2.* Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
- *Level 3.* Unobservable inputs for the asset or liability.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5: FAIR VALUE - (Continued)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Processes and Structure

Management is responsible for the Company's fair value valuation policies, processes, and procedures. The Company relies on the valuation control processes of its clearing broker to validate the fair value of the company's financial instruments measured at fair value, including any that may be derived from pricing models. It is management's belief that the valuation methods used by the clearing broker are appropriate and consistent with other market participants; however, the use of different methodologies or assumptions to determine the fair value of certain financial instructions could result in a different fair value measurement at the reporting date.

Fair Value Measurements

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specified measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that the Company believes market participants would use in pricing the asset or liability at the measurement date.

All of the Company's securities are valued at the closing price reported in the active market in which the individual securities are traded.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 5: FAIR VALUE - (Continued)

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2015.

ASSETS

	Level 1	Level 2	Level 3	Total
Securities owned:				
U.S. government and agency	$ 2,722,208	$ -	$ -	$ 2,722,208
State and municipal obligations	659,133	-	-	659,133
Corporate bonds, debentures, and notes	16,119,885	-	-	16,119,885
Corporate stocks	2,566,895	-	-	2,566,895
Totals	$22,068,121	$ -	$ -	$22,068,121

LIABILITIES

	Level 1	Level 2	Level 3	Total
Securities sold, not yet purchased:				
U.S. government and agency	$ 1,931,791	$ -	$ -	$ 1,931,791
Corporate bonds, debentures, and notes	15,529,294	-	-	15,529,294
Corporate stocks	1,866,590	-	-	1,866,590
Totals	$19,327,675	$ -	$ -	$19,327,675

NOTE 6: NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company is required to maintain minimum net capital, the greater of $250,000, two percent of aggregate debit items, as defined by Rule 15c3-3, or, in the case of a market maker, minimum capital based on the number of securities in which the Company makes a market up to a maximum of $1,000,000. At December 31, 2015 the Company's net capital of $7,690,917, calculated pursuant to Rule 15c3-1, was in excess of its minimum required net capital by $6,690,917. In addition, the Company's tentative net capital before haircuts on securities at December 31, 2015 was $10,342,829.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES

NEW YORK CITY, NEW YORK OFFICE OPERATING LEASE
The Company sub-leased a portion of its New York City office from Wells Fargo Advisors, LLC pursuant to a sub-lease agreement that terminated on June 29, 2015. The monthly rent payments were $47,870, plus any required escalations. Maxim Partners LLC negotiated a new lease directly with the landlord for this office space to commence upon termination of the sub-lease arrangement. The rental of this office space is included in the sub-lease agreement with Maxim Partners LLC as described in Note 8.

RED BANK, NEW JERSEY OFFICE OPERATING LEASE
The Company leases an office in Red Bank, New Jersey from Wikoff Associates pursuant to a lease, which terminates effective June 30, 2019. The current monthly rent payments are $7,200, plus any escalations as outlined in the original agreement.

BOCA RATON, FLORIDA OFFICE OPERATING LEASE
The Company leases an office in Boca Raton, Florida from Pebb Boca Corporate, LLC pursuant to a lease, which terminates effective April 30, 2017. The current monthly rent payments are $3,242, plus any escalations as outlined in the agreement.

BOSTON, MASSACHUSETTS OFFICE OPERATING LEASE
The Company leased an office in Boston, Massachusetts from Regus Management Group, LLC pursuant to a lease, which terminated effective November 30, 2015. The monthly rent payments were $3,030, plus any escalations as outlined in the agreement.

LAFAYETTE, CALIFORNIA OFFICE OPERATING LEASE
The Company leases an office in Lafayette, California from MB Realty Group Inc., pursuant to a lease, which terminates on November 30, 2016. The monthly rent payments are $1,460, plus any escalations as outlined in the agreement.

CENTER VALLEY, PENNSYLVANIA OFFICE OPERATING LEASE
The Company leases an office in Center Valley, Pennsylvania from Regus Management Group, LLC, pursuant to a lease, which terminates on June 30, 2016. The monthly rent payments are $692, plus any escalations as outlined in the agreement.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 7: OPERATING LEASES WITH NON-RELATED PARTIES - (Continued)

In addition, pursuant to various equipment leases and maintenance agreements, the Company is obligated to make monthly rent and maintenance payments.

The approximate minimum lease payments are as follows:

Years Ended December 31,	Amounts
2016	$ 2,706,641
2017	734,347
2018	398,429
2019	74,952
2020	5,252
Thereafter	984
Total	$ 3,920,605

NOTE 8: OPERATING LEASES WITH RELATED PARTIES

WOODBURY, NEW YORK OFFICE OPERATING LEASE
The Company sub-leases its Woodbury office from Maxim Partners LLC, pursuant to a sublease agreement expiring December 31, 2024. The sublease calls for monthly payments of $18,359.

NEW YORK CITY, NEW YORK OFFICE OPERATING LEASE
The Company subleased a portion of its New York City office, including certain furniture, fixtures, equipment, and improvements from Maxim Partners LLC pursuant to a sublease agreement expiring June 30, 2021. The sublease called for monthly rent payments of $200,000. As of July 1, 2015, the sublease was amended to include the remaining portion of its New York City office. The new monthly payments were $200,000 for July through October 2015 and $250,000 for November through December 2015.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 8: OPERATING LEASES WITH RELATED PARTIES - (Continued)

The approximate minimum lease payments for this lease are as follows:

Years Ended December 31,	Amounts
2016	$ 2,840,307
2017	2,860,307
2018	2,920,307
2019	2,980,307
2020	3,040,307
Thereafter	2,321,227
Total	$ 16,962,762

NOTE 9: OTHER RELATED PARTY TRANSACTIONS

MJR HOLDINGS LLC

The Company has agreed to pay management fees to MJR Holdings LLC, a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

MJR HOLDINGS, INC.

The Company has agreed to pay management fees to MJR Holdings, Inc., a related entity, for various services provided to the Company. This arrangement is pursuant to a written agreement between the parties.

OFFICERS' LOANS RECEIVABLE

The Company advances or is advanced loans at various times during the year to, or from, officers of the Company. These loans are informal and bear interest at the bank's prime rate, which was 3.5% at December 31, 2015. The balance on these loans was $617,599 at December 31, 2015, and includes interest of $22,599. These amounts are included in security deposits and other assets on the statement of financial position.

MAXIM GROUP LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2015

NOTE 10: PROFIT SHARING AND 401-K RETIREMENT PLAN

The Company maintains a defined contribution profit sharing plan, covering employees that meet certain requirements of the plan. The plan provides for annual discretionary contributions by the Company.

The Company maintains a 401-k Retirement Plan, covering employees that meet certain requirements of the plan. The plan allows each employee to make contributions up to the Internal Revenue Code's annual limitations. In addition, the plan provides for annual matching contributions by the Company.

NOTE 11: COMMITMENTS AND CONTINGENCIES – LEGAL MATTERS

Maxim Group LLC is involved in various claims, suits, investigations, and legal proceedings that arise from time to time in the ordinary course of its business. As required by FASB ASC 450, *Accounting for Contingencies*, Maxim accrues a liability when it believes that it is both probable that a liability has been incurred and that it can reasonably estimate the amount of the loss. There are currently no legal matters which are both probable and reasonably estimable as of December 31, 2015.

NOTE 12: RISKS AND UNCERTAINTIES

The Company maintains cash balances with high quality financial institutions and may periodically exceed federally insured limits. The Company has not experienced any losses related to these balances. All accounts are subject to federal insurance limits of $250,000 per depositor at each financial institution. Total cash on deposit exceeded federally insured limits by $13,204,581 at December 31, 2015.